03052093

**AM 12-29-2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOV 28 2003

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65162

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING OCTOBER 1ST 2002 (MM/DD/YY) AND ENDING SEPTEMBER 30TH 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DUBEAU CAPITAL USA, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5600 BOULEVARD DES GALERIES, SUITE 530
(No. and Street)

QUEBEC CITY (City) QC (State) G2K 2H6 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HUGUES DUBEAU 418-634-0244
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SAMSON BELAIR DELOITTE TOUCHE
(Name – *if individual, state last, first, middle name*)

400-925 CHEMIN ST-LOUIS (Address) QUEBEC CITY (City) QC (State) G1S 4Z4 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HUGUES DUBEAU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DUBEAU CAPITAL USA, INC, as of SEPTEMBER 30TH, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial statements and
supplemental information of

Dubeau Capital USA Inc.

September 30, 2003

Samson Bélair
Deloitte
& Touche

Dubeau Capital USA Inc.

Table of contents

Samson Bélair
Deloitte
& Touche

Samson Bélair / Deloitte & Touche, S.E.N.C.
925, chemin St-Louis, bureau 400
Québec (Québec) G1S 4Z4

Téléphone : (418) 624-3333
Télécopieur : (418) 624-0414
www.deloitte.ca

Samson Bélair Deloitte & Touche

Independent Auditors' Report

To the Board of Directors and Stockholders of
Dubeau Capital USA Inc.

We have audited the following financial statements of **Dubeau Capital USA Inc.** (the "Company") for the year ended September 30, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

- Balance Sheet
- Statement of Loss
- Statement of Deficit
- Statement of Cash Flows

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Dubeau Capital USA Inc. at September 30, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of Dubeau Capital USA Inc. as of September 30, 2003, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

- Computation of Net Capital for Brokers and Dealers
  pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
- Information relating to Control
  Requirements for Brokers and Dealers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Samson Bélair Deloitte & Touche

Chartered Accountants

Quebec City, Quebec, Canada
October 17, 2003

Deloitte Touche Tohmatsu

Dubeau Capital USA Inc.

Statement of Loss
year ended September 30

(in US dollars)

	2003	2002 (Unaudited, see Note 8)
Revenue		
Commissions	$ -	$ 25,276
Interest	235	101
	235	25,377
Expenses		
Bank fees	160	202
Data feed	-	35
Exchange gain	(567)	(111)
Maintenance	-	61
Office supplies	556	211
Professional fees	9,488	12,517
Taxes and licences	3,974	9,988
Training	432	728
Telephone	514	511
Travel expenses	1,556	-
	16,113	24,142
Income (loss) before income taxes	(15,878)	1,235
Future income taxes expenses	824	228
NET INCOME (LOSS)	$ (16,702)	$ 1,007

Statement of Deficit
year ended September 30

(in US dollars)

	2003	2002 (Unaudited, see Note 8)
Deficit, beginning of year	$ (3,445)	$ (4,452)
Net income (loss)	(16,702)	1,007
Deficit, end of year	$ (20,147)	$ (3,445)

Dubeau Capital USA Inc.

Balance Sheet
as at September 30

(in US dollars)

	2003	2002 (Unaudited, see Note 8)
CURRENT ASSETS		
Cash	$ 71,845	$ 4,958
Canada treasury bills, 2.7%, issued in November 2002	-	6,516
Amount receivable from parent company, *Dubeau Capital & Cie ltée*	-	25,276
Other receivables	152	439
Prepaid expenses	700	-
Future income taxes	-	824
	$ 72,697	$ 38,013
LIABILITIES		
Accounts payable and accrued liabilities	$ 7,844	$ 1,458
SHAREHOLDERS' EQUITY (Note 3)	64,853	36,555
	$ 72,697	$ 38,013

On behalf of the board

________________, Director

________________, Director

Samson Bélair
Deloitte
& Touche

Dubeau Capital USA Inc.

Statement of Cash Flows
year ended September 30

(in US dollars)

	2003	2002 (Unaudited, see Note 8)
OPERATING ACTIVITIES		
Net income (loss)	$ (16,702)	$ 1,007
Adjustment for:		
Future income taxes expenses	824	229
	(15,878)	1,235
Changes in non-cash operating working capital items (Note 6)	31,249	(26,261)
Cash flows from operating activities	15,371	(25,026)
FINANCING ACTIVITIES		
Issue of capital stock	45,000	15,000
Cash flows from financing activities	45,000	15,000
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	60,371	(10,026)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	11,474	21,500
CASH AND CASH EQUIVALENTS, END OF YEAR (Note 6)	$ 71,845	$ 11,474

Dubeau Capital USA Inc.

Notes to the Financial Statements
year ended September 30, 2003
(in US dollars)

1. Description of the business

The Company, incorporated May 25, 2001, under the Part 1A of the Quebec Companies Act, is an introducing broker-dealer in its development stage.

The Company is a member of the National Association of Securities Dealers and registered as an introducing broker-dealer with the Securities and Exchange Commission.

2. Significant accounting policies

Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments in money market instruments with maturities of three months or less.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income taxes are recognized based on the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax basis, using the enacted income tax rates for the years in which the differences are expected to reverse. A valuation allowance is provided for the amount of future income tax assets which are not considered more likely than not to be realized.

Foreign currency transactions

Monetary assets and liabilities are translated in U.S. dollars at the rate of exchange in effect at year-end. Non-monetary assets and liabilities, capital stock issued and revenue and expenses are translated at the exchange rate in effect at the transaction date.

Use of estimates

The presentation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Dubeau Capital USA Inc.

Notes to the Financial Statements
year ended September 30, 2003
(in US dollars)

3. Shareholders' equity

	2003	2002 (Unaudited, see Note 8)
Capital stock (85,000 common shares) (40,000 in 2002)	**$ 85,000**	$ 40,000
Deficit accumulated during the development stage	**(20,147)**	(3,445)
	$ 64,853	$ 36,555

Authorized

An unlimited number of common shares, voting, participating, without par value

An unlimited number of Class A, voting, preferred shares with an annual non cumulative dividend at a maximum rate of 12% of the redemption price, having priority on common shares and on Class B preferred shares, redeemable at the option of the Company or the holder at the fair market value of consideration received in return at issue date, without par value

An unlimited number of Class B preferred shares with an annual non cumulative dividend at a maximum rate of 13% of the redemption price, having priority on common shares, redeemable at the option of the Company at the fair market value of consideration received in return at issue date, without par value

The Company issued common shares at a price of one US dollar per share in the following fiscal years:

2003	45,000 shares
2002	15,000 shares
2001	25,000 shares

4. Related Party Transactions

The Company received no commissions from *Dubeau Capital & Cie ltée* ($25,276 in 2002) in the normal course of business. These transactions are recorded at the exchange value.

Dubeau Capital USA Inc.

Notes to the Financial Statements
year ended September 30, 2003
(in US dollars)

5. Net capital requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rules 15c3-1, which requires the maintenance of minimum net capital equal to the greater of $50,000 (September 30, 2002 - $5,000) or 6⅔% of aggregate indebtedness, both as defined by the Rule. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As at September 30, 2003, the Company had net capital of $63,227 (September 30, 2002 - $9,658) which exceeds the required net capital of $50,000 (September 30, 2002 - $5,000) by $13,227 (September 30, 2002 - $4,658). The Company's ratio of aggregate indebtedness to net capital was 0.1241 to 1 as at September 30, 2003 (September 30, 2002 - 0.151 to 1).

6. Additional information on cash flows

	2003	2002 (Unaudited, see Note 8)
Changes in non-cash operating working capital items		
Decrease (increase) in current assets		
Amount receivable from parent company	**$ 25,276**	$ (25,276)
Other receivables	**287**	(243)
Prepaid expenses	**(700)**	-
Increase (decrease) in current liabilities		
Accounts payable and accrued liabilities	**6,386**	(742)
	$ 31,249	$ (26,261)
Cash and cash equivalents		
Cash	**$ 71,845**	$ 4,958
Canada treasury bills	**-**	6,516
	$ 71,845	$ 11,474

Dubeau Capital USA Inc.

Notes to the Financial Statements
year ended September 30, 2003
(in US dollars)

7. Commitments

Under agreement with a parent company, the Company committed to pay monthly administrative and overhead fees of $2,500. These fees may be waived by the parent company with no expectation of future recovery. For the year ended September 30, 2003, the parent company waived its right to the agreement, consequently, no administrative and overhead fees have been charged.

Under agreement with a clearing broker, the Company has committed to pay various fees based on the number of transactions cleared. The minimum monthly fee is $2,500, based on the last six months' average. The agreement is in force for two years from the date the Company first clears transactions and subsequently to this initial term, either party may terminate this agreement by giving forty-five (45) days prior written notice to the other party. As of September 30, 2003, the Company has not yet began to clear transactions.

8. Comparative figures and presentation

The figures of 2002, presented for comparative purposes, have been prepared by another accounting firm and were not audited in accordance with auditing standards generally accepted in the United States of America.

Schedules

Dubeau Capital USA Inc.

Computation of net capital pursuant to SEC Rule 15c3-1

as at September 30

(in US dollars)

	2003	2002 (Unaudited, see Note 8)
Total shareholders' equity	$ 64,853	$ 36,555
Deduct non-allowable assets		
Cash not readily convertible	690	74
Future income taxes	-	824
Amount receivable from parent company	-	25,276
Other receivables	152	439
Prepaid expenses	700	-
Total non-allowance assets	1,542	26,613
Other deductions	84	284
	1,626	26,897
Net capital	63,227	9,658
Computation of aggregated indebtedness net capital requirement		
Required minimum net capital:		
The greater of $50,000 or 6⅔% of aggregate indebtedness ($5,000 or 6⅔% of aggregate indebtedness at September 30, 2002)	50,000	5,000
Excess net capital	$ 13,227	$ 4,658
Ratio: Aggregate indebtedness to net capital	0.1241	0.151

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited September 30, 2003 Part IIA FOCUS filing.

Dubeau Capital USA Inc.

Statement regarding SEC Rule 15c3-3
year ended September 30, 2003

The Company is exempt from Rule 15c3-3 of the Security and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

Supplemental report of independent auditors

Samson Bélair
Deloitte
& Touche

Samson Bélair / Deloitte & Touche, S.E.N.C.
925, chemin St-Louis, bureau 400
Québec (Québec) G1S 4Z4

Téléphone : (418) 624-3333
Télécopieur : (418) 624-0414
www.deloitte.ca

Samson Bélair Deloitte & Touche

Supplemental report of independent auditors on internal control required by SEC rule 17a-5 for a Broker-Dealer claiming an exemption from SEC Rule 15c3-3

In planning and performing our audit of the financial statements of Dubeau Capital USA Inc. (the "Company") for the year ended September 30, 2003 (on which we issued our report dated October 17, 2003), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealer, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Samson Bélair Deloitte & Touche

Chartered Accountants
Quebec City, Quebec, Canada

October 17, 2003